Exhibit 99.1

EXCEED COMPANY LTD. ANNOUNCES APPOINTMENT OF FINANCIAL ADVISOR AND LEGAL COUNSELS

Fujian, China — September 11, 2013 — Exceed Company Ltd. (NASDAQ: EDS) (“Exceed” or “the Company”), one of the leading domestic sportswear brands in China, today announces that the special committee of its board of directors (the “Special Committee”) has retained Houlihan Lokey, Inc. as its financial advisor, K&L Gates LLP as its U.S. legal counsel and Walkers Global as its BVI legal counsel.

As previously announced, the Special Committee was formed to consider a non-binding proposal from its chairman and chief executive officer, Mr. Shuipan Lin and his affiliates (including Tiancheng Int'l Investment Group Limited), HK Haima Group Limited, Wisetech Holdings Limited, Windtech Holdings Limited and RichWise International Investment Group Limited (collectively, the “Consortium Members”), pursuant to which the Consortium Members propose to acquire all of the outstanding ordinary shares of the Company not currently owned by them in a going private transaction at a proposed price of $1.72 per ordinary share in cash (“Proposal”).

The Special Committee is continuing its evaluation of the Proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that the Proposal or any other transaction will be approved or consummated.

About Exceed Company Ltd.

Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on Nasdaq under the symbol "EDS".

Forward-Looking Statements:

This announcement contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this form are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “believe”, “is/are likely to” or other similar expressions.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. A number of factors could cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to changes in our goals and strategies, our ability to control costs and expenses, success of our products, competition in the sportswear industry in China, and changes in PRC government preferential tax treatment and financial incentives. The forward-looking statements made in this announcement relate only to events or information as of the date on which this announcement is published. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date this announcement is published or to reflect the occurrence of unanticipated events.

For further information, please contact:

Investor Relations

Exceed Company Ltd.

Vivien Tai

+852 2153-2771

ir@xdlong.cn